Registration Statement No. 333-173924
Filed Pursuant to Rule 424(b)(2)

Pricing Supplement dated May 15, 2012 to the Prospectus dated June 22, 2011, the Prospectus Supplement dated June 22, 2011, and the Product Supplement dated November 9, 2011

US$3,171,000
Senior Medium-Term Notes, Series B
Reverse Exchangeable Notes
Each Linked to a Single Reference Stock Issuer

•
This pricing supplement relates to sixteen separate note offerings. Each issue of the notes is linked to one, and only one, Reference Stock. You may participate in any of the sixteen offerings or, at your election, in two or more of the offerings. This pricing supplement does not, however, allow you to purchase a single note linked to a basket of some or all of the Reference Stocks described below.

•
The notes are designed for investors who seek an interest rate that is higher than that of a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of the applicable Reference Stock, be willing to accept the risks of owning the common equity securities of the applicable Reference Stock Issuer, and be willing to lose some or all of their principal at maturity.

•	Investing in the notes is not equivalent to investing in the shares of any of the Reference Stocks.

•
Each issue of the offered notes will pay interest monthly at the fixed per annum rate specified for that issue below. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Stock Price of the applicable Reference Stock and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Stock Price below the applicable Trigger Price during the Monitoring Period, as described below.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.

•
Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or delivery of shares of the applicable Reference Stock (or, at our election, the applicable Cash Delivery Amount), in each case, together with any accrued and unpaid interest, as described below.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.

•	Our subsidiary, BMO Capital Markets Corp., is the agent for this offering. See “Supplemental Plan of Distribution—Conflicts of Interests” below.

(continued on the next page)

RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Initial Stock Price	Trigger Price	Term (in months)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0777	Salesforce.com, Inc.	CRM	$45,000	14.00%	$138.10	$110.48	3	06366RBB0	100%	1.75% US$787.50	98.25% US$44,212.50
0778	Sohu.com Inc.	SOHU	$320,000	15.00%	$43.79	$35.03	3	06366RBC8	100%	1.75% US$5,600.00	98.25% US$314,400.00
0779	Weatherford International Ltd.	WFT	$10,000	12.00%	$12.45	$9.96	3	06366RBD6	100%	1.75% US$175.00	98.25% US$9,825.00
0780	United States Steel Corporation	X	$325,000	11.00%	$23.94	$17.96	3	06366RBE4	100%	1.75% US$5,687.50	98.25% US$319,312.50
0781	Alcoa Inc.	AA	$98,000	9.00%	$8.71	$6.97	6	06366RBF1	100%	2.00% US$1,960.00	98.00% US$96,040.00
0782	Apple Inc.	AAPL	$1,044,000	9.00%	$553.17	$442.54	6	06366RBG9	100%	2.00% US$20,880.00	98.00% US$1,023,120.00
0783	Amazon.com, Inc.	AMZN	$21,000	9.00%	$224.39	$179.51	6	06366RBH7	100%	2.00% US$420.00	98.00% US$20,580.00

Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-4 of the product supplement, and the “Risk Factors” sections beginning on page S-3 of the prospectus supplement and on page 7 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus. Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Bank Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
We expect to deliver the notes through the facilities of The Depository Trust Company on May 18, 2012.

BMO CAPITAL MARKETS

(continued from the previous page)

RevEx Number	Reference Stock Issuer	Ticker Symbol	Principal Amount	Interest Rate per Annum	Initial Stock Price	Trigger Price	Term (in months)	CUSIP	Price to Public	Agent’s Commission	Proceeds to Bank of Montreal
0784	Allegheny Technologies, Inc.	ATI	$210,000	12.00%	$36.59	$27.44	6	06366RBJ3	100%	2.00% US$4,200.00	98.00% US$205,800.00
0785	Baker Hughes Incorporated	BHI	$220,000	10.00%	$40.96	$32.77	6	06366RBK0	100%	2.00% US$4,400.00	98.00% US$215,600.00
0786	Cameron International Corporation	CAM	$30,000	9.00%	$46.08	$36.86	6	06366RBL8	100%	2.00% US$600.00	98.00% US$29,400.00
0788	The Goldman Sachs Group, Inc.	GS	$71,000	9.00%	$99.87	$79.90	6	06366RBN4	100%	2.00% US$1,420.00	98.00% US$69,580.00
0789	Goodyear Tire & Rubber Company	GT	$6,000	11.00%	$10.19	$7.64	6	06366RBP9	100%	2.00% US$120.00	98.00% US$5,880.00
0790	Halliburton Company	HAL	$15,000	10.00%	$30.58	$24.46	6	06366RBQ7	100%	2.00% US$300.00	98.00% US$14,700.00
0793	Silver Wheaton Corporation	SLW	$356,000	14.50%	$23.24	$17.43	6	06366RBT1	100%	2.00% US$7,120.00	98.00% US$348,880.00
0796	Wynn Resorts Limited	WYNN	$35,000	9.00%	$106.45	$79.84	6	06366RBW4	100%	2.00% US$700.00	98.00% US$34,300.00
0826	Market Vectors Gold Miners	GDX	$365,000	8.03%	$39.34	$31.47	3	06366RDH5	100%	2.00% US$7,300.00	98.00% US$357,700.00

Key Terms of all the Notes:

Payment at Maturity:	The payment at maturity for each of the notes is based on the performance of the applicable Reference Stock. You will receive $1,000 for each $1,000 in principal amount of the note, unless:

(1) the applicable Final Stock Price is less than the applicable Initial Stock Price; and

(2)
on any day during the Monitoring Period, the closing price of the applicable Reference Stock has declined to a price that is less than the applicable Trigger Price.  (“Closing Price Monitoring” is applicable to the notes.)

If the conditions described in both (1) and (2) are satisfied, you will receive at maturity, instead of the principal amount of your notes, the number of shares of the applicable Reference Stock equal to the applicable Physical Delivery Amount (or, at our election, the Cash Delivery Amount). Fractional shares will be paid in cash. The market value of the Physical Delivery Amount or the Cash Delivery Amount will most likely be substantially less than the principal amount of your notes, and may be zero.

Pricing Date:	May 15, 2012

Settlement Date:	May 18, 2012

Interest Payment Dates:
Interest on the notes will be paid in equal monthly installments on the 18th day of each month, beginning on June 18, 2012, to and including the applicable maturity date (subject to postponement as described in the product supplement).

Monitoring Period:	The period from the pricing date to and including the applicable Valuation Date.

Physical Delivery Amount:
The number of shares of the applicable Reference Stock, per $1,000 in principal amount of the notes, equal to $1,000 divided by the applicable Initial Stock Price, subject to adjustments, as described in the product supplement. Any fractional shares will be paid in cash. Payment of the Physical Delivery Amount and the maturity of the notes may be postponed by up to ten business days under certain circumstances, as set forth in the section of the product supplement, “General Terms of the Notes—Payment at Maturity—Physical Delivery Amount.”

Cash Delivery Amount:
For each Reference Stock, the amount in cash equal to the product of (1) the Physical Delivery Amount and (2) the Final Stock Price of that Reference Stock, subject to adjustments, as described in the product supplement.

Initial Stock Price:
The closing price of the applicable Reference Stock on the pricing date, as indicated on the cover page.  The Initial Stock Price is subject to adjustments in certain circumstances. See “General Terms of the Notes — Payment at Maturity” and “— Anti-dilution Adjustments” in the product supplement for additional information about these adjustments.

Final Stock Price:	The closing price of the applicable Reference Stock on the applicable Valuation Date.

Trigger Price:	As set forth on the cover page.

Automatic Redemption:	Not Applicable

Key Dates of 3 Month RevEx:		Key Dates of 6 Month RevEx:
Valuation Date:	August 15, 2012	Valuation Date:	November 14, 2012

Maturity Date:	August 20, 2012	Maturity Date:	November 19, 2012

We may use this pricing supplement in the initial sale of notes. In addition, BMO Capital Markets Corp. or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Additional Terms of the Notes

This pricing supplement relates to sixteen separate note offerings. Each issue of offered notes is linked to one, and only one, Reference Stock. The purchaser of a note will acquire a security linked to a single Reference Stock (and not to a basket that includes any other Reference Stock). You may participate in any of the note offerings or, at your election, in two or more of the offerings.

You should read this pricing supplement together with the product supplement dated November 9, 2011, the prospectus supplement dated June 22, 2011 and the prospectus dated June 22, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated November 9, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000121465911003814/f1024111424b5.htm

•	Prospectus supplement dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060741/o71090b5e424b5.htm

•	Prospectus dated June 22, 2011:
http://www.sec.gov/Archives/edgar/data/927971/000095012311060730/o71090b2e424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to Bank of Montreal.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in any of the Reference Stocks.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement dated November 9, 2011.

•
Your investment in the notes may result in a loss. — The notes do not guarantee any return of principal. The payment at maturity will be based on the applicable Final Stock Price and whether the closing price of the applicable Reference Stock has declined from the applicable Initial Stock Price to a closing price that is less than the applicable Trigger Price on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity a number of shares of the applicable Reference Stock (or, at our election, the Cash Delivery Amount).  We expect that the market value of those shares or the Cash Delivery Amount will be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.

•
Your return on the notes is limited to the principal amount plus accrued interest regardless of any appreciation in the value of the applicable Reference Stock. — You will not receive a payment at maturity with a value greater than your principal amount, plus accrued and unpaid interest.  This will be the case even if the Final Stock Price exceeds the Initial Stock Price by a substantial amount.

•
Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay all amounts due on the notes on each interest payment date and at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

•
Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with the Reference Stock Issuers, including extending loans to, or making equity investments in, the Reference Stock Issuers, or providing advisory services to them.  In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to the Reference Stock Issuers, and these reports may or may not recommend that investors buy or hold shares of the Reference Stocks.  As a potential purchaser of the notes, you should undertake an independent investigation of the applicable Reference Stock Issuer that in your judgment is appropriate to make an informed investment decision.

•
The inclusion of the underwriting commission and hedging profits, if any, in the original offering price of the notes, as well as our hedging costs, is likely to adversely affect the price at which you can sell your notes. — Assuming no change in market conditions or any other relevant factors, the price, if any, at which BMO Capital Markets Corp. or any other party may be willing to purchase the notes in secondary market transactions may be lower than the initial public offering price. The initial public offering price will include, and any price quoted to you is likely to exclude, the underwriting commission paid in connection with the initial distribution. The initial public offering price may also include, and any price quoted to you would be likely to exclude, the hedging profits that we expect to earn with respect to hedging our exposure under the notes. In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.

•
You will have no ownership rights in the applicable Reference Stock. — As a holder of the notes, you will not have any ownership interest or rights in the applicable Reference Stock, such as voting rights or dividend payments. In addition, the applicable Reference Stock Issuer will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the applicable Reference Stock and the notes.

•
No affiliation with the Reference Stock Issuers. — We are not affiliated with the Reference Stock Issuers.  You should make your own investigation into the Reference Stocks and the Reference Stock Issuers. We are not responsible for any Reference Stock Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.

•
Lack of liquidity. — The notes will not be listed on any securities exchange.  BMO Capital Markets Corp. may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which BMO Capital Markets Corp. is willing to buy the notes.

•
Hedging and trading in the Reference Stocks. — We or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stocks or instruments related to the Reference Stock. We or our affiliates may also trade in the Reference Stocks or instruments related to one or more of the Reference Stocks from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.

•
Many economic and market factors will influence the value of the notes. — In addition to the value of the applicable Reference Stock and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

Additional Risks Relating to RevEx 826 (GDX)

•
The Holdings of the Market Vectors Gold Miners ETF® Are Concentrated in the Gold and Silver Mining Industries — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF® are issued by gold or silver mining companies. An investment in the Notes linked to the Market Vectors Gold Miners ETF® will be concentrated in the gold and silver mining industries.  As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the Market Vectors Gold Miners ETF® may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

•
Relationship to Gold and Silver Bullion — The Market Vectors Gold Miners ETF® measures the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The Market Vectors Gold Miners ETF® may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

The Reference Stocks

All information contained herein on the Reference Stocks and on the Reference Stock Issuers is derived from publicly available sources, and we have not independently verified this information.  Companies with securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by a Reference Stock Issuer under the Exchange Act can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.  See the section “The Reference Stock Issuers” in the product supplement for additional information.

Salesforce.com, Inc.

Salesforce.com, Inc. provides software on demand. The company supplies a customer relationship management service to businesses worldwide providing a technology platform for customers and developers to build and run business applications. Clients use the company to manage their customer, sales and operational data. Its common stock is traded on the New York Stock Exchange under the symbol “CRM.”

Historical Information of the Common Stock of Salesforce.com, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	37.03	25.77
	Second Quarter	44.90	32.69
	Third Quarter	58.54	35.57
	Fourth Quarter	74.64	54.51

2010	First Quarter	77.51	62.08
	Second Quarter	97.10	75.54
	Third Quarter	123.14	87.07
	Fourth Quarter	150.58	99.91

2011	First Quarter	146.47	120.01
	Second Quarter	153.56	128.96
	Third Quarter	159.32	110.86
	Fourth Quarter	139.14	98.02

2012	First Quarter	157.34	97.48
	Second Quarter (through the pricing date)	159.57	135.49

Sohu.com Inc.

Sohu.com Inc. operates an internet portal in China. The company's web site consists of Chinese language web navigational and search capabilities, web-based communications services, and a platform for e-commerce services. Its common stock is traded on the Nasdaq Global Select Market under the symbol “SOHU.”

Historical Information of the Common Stock of Sohu.com Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	49.45	37.87
	Second Quarter	69.26	42.16
	Third Quarter	70.92	56.98
	Fourth Quarter	71.35	51.40

2010	First Quarter	62.02	48.04
	Second Quarter	54.48	40.88
	Third Quarter	60.35	40.68
	Fourth Quarter	80.32	57.73

2011	First Quarter	89.92	63.95
	Second Quarter	106.29	65.82
	Third Quarter	90.10	48.20
	Fourth Quarter	69.00	45.81

2012	First Quarter	64.24	47.10
	Second Quarter (through the pricing date)	54.25	43.79

Weatherford International Ltd.

Weatherford International Ltd. provides equipment and services used for the drilling, completion, and production of oil and natural gas wells. The company offers drilling and intervention services, completion systems, artificial lift systems, and compression services. The company conducts operations in substantially all of the oil and natural gas producing regions in the world. Its registered shares trade on the New York Stock Exchange under the symbol “WFT.”

Historical Information of the Registered Shares of Weatherford International Ltd.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	14.31	9.22
	Second Quarter	23.44	11.51
	Third Quarter	22.61	17.37
	Fourth Quarter	20.58	15.74

2010	First Quarter	20.47	14.97
	Second Quarter	18.48	12.73
	Third Quarter	17.40	13.07
	Fourth Quarter	22.87	16.81

2011	First Quarter	26.08	19.88
	Second Quarter	23.05	16.90
	Third Quarter	22.49	12.21
	Fourth Quarter	16.75	11.46

2012	First Quarter	18.20	14.92
	Second Quarter (through the pricing date)	15.31	12.45

United States Steel Corporation

United States Steel Corporation is an integrated steel producer flat-rolled and tubular products with production operations in North America and Europe. The company uses iron ore and coke as primary raw materials for steel production. Its common stock is traded on the New York Stock Exchange under the symbol “X.”

Historical Information of the Common Stock of United States Steel Corporation

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	40.14	16.88
	Second Quarter	41.83	22.62
	Third Quarter	50.24	30.50
	Fourth Quarter	56.86	34.48

2010	First Quarter	65.44	44.07
	Second Quarter	69.71	38.55
	Third Quarter	49.59	37.66
	Fourth Quarter	59.02	40.25

2011	First Quarter	63.64	52.33
	Second Quarter	54.64	41.07
	Third Quarter	46.91	21.99
	Fourth Quarter	28.51	20.19

2012	First Quarter	32.25	25.25
	Second Quarter (through the pricing date)	30.26	23.94

Alcoa Inc.

Alcoa Inc. produces primary aluminum, fabricated aluminum, and alumina, and participates in mining, refining, smelting, fabricating, and recycling. The company serves customers worldwide primarily in the transportation, packaging, building, and industrial markets with both fabricated and finished products. Its common stock is traded on the New York Stock Exchange under the symbol “AA.”

Historical Information of the Common Stock of Alcoa Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	12.12	5.22
	Second Quarter	12.22	7.60
	Third Quarter	14.47	9.23
	Fourth Quarter	16.34	11.93

2010	First Quarter	17.45	12.73
	Second Quarter	15.03	10.06
	Third Quarter	12.21	10.00
	Fourth Quarter	15.39	11.92

2011	First Quarter	17.65	15.64
	Second Quarter	18.13	14.73
	Third Quarter	16.49	9.57
	Fourth Quarter	11.57	8.52

2012	First Quarter	10.76	9.16
	Second Quarter (through the pricing date)	10.17	8.71

Apple Inc.

Apple Inc. designs, manufactures, and markets personal computers and related personal computing and mobile communication devices along with a variety of related software, services, peripherals, and networking solutions. The company sells its products worldwide through its online stores, its retail stores, its direct sales force, third-party wholesalers, and resellers. Its common stock is traded on the Nasdaq Global Select Market under the symbol “AAPL.”

Historical Information of the Common Stock of Apple Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	109.87	78.20
	Second Quarter	144.67	108.69
	Third Quarter	186.15	135.40
	Fourth Quarter	211.64	180.76

2010	First Quarter	235.83	192.00
	Second Quarter	274.16	235.86
	Third Quarter	292.46	240.16
	Fourth Quarter	325.47	278.64

2011	First Quarter	363.13	326.72
	Second Quarter	353.10	315.32
	Third Quarter	413.45	343.23
	Fourth Quarter	422.24	363.50

2012	First Quarter	617.62	411.23
	Second Quarter (through the pricing date)	636.23	553.17

Amazon.com, Inc.

Amazon.com, Inc. is an online retailer that offers a wide range of products, including: books, music, videotapes, computers, electronics, home and garden, and numerous other products. The company offers personalized shopping services, web-based credit card payment, and direct shipping to customers. Its common stock is traded on the Nasdaq Global Select Market under the symbol “AMZN.”

Historical Information of the Common Stock of Amazon.com, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	75.58	48.44
	Second Quarter	87.56	73.50
	Third Quarter	93.85	75.63
	Fourth Quarter	142.25	88.67

2010	First Quarter	136.55	116.00
	Second Quarter	150.09	108.61
	Third Quarter	160.73	109.14
	Fourth Quarter	184.76	153.03

2011	First Quarter	191.25	160.97
	Second Quarter	206.07	178.34
	Third Quarter	241.69	177.79
	Fourth Quarter	246.71	173.10

2012	First Quarter	205.44	175.93
	Second Quarter (through the pricing date)	231.90	185.50

Allegheny Technologies, Inc.

Allegheny Technologies, Inc. produces specialty materials. The company's products include include titanium and titanium alloys, nickel-based alloys and superalloys, zirconium, hafnium and niobium, stainless and specialty steel alloys, grain-oriented electrical steel, tungsten-based materials and cutting tools, carbon alloy impression die forgings, and large grey and ductile iron. Its common stock is traded on the New York Stock Exchange under the symbol “ATI.”

Historical Information of the Common Stock of Allegheny Technologies, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	31.42	17.49
	Second Quarter	43.26	23.43
	Third Quarter	35.77	26.12
	Fourth Quarter	45.73	29.70

2010	First Quarter	55.73	39.73
	Second Quarter	57.52	44.19
	Third Quarter	53.11	40.33
	Fourth Quarter	58.97	45.47

2011	First Quarter	69.35	55.16
	Second Quarter	72.74	58.43
	Third Quarter	66.30	36.87
	Fourth Quarter	50.22	32.78

2012	First Quarter	51.62	40.20
	Second Quarter (through the pricing date)	43.85	36.59

Baker Hughes Incorporated

Baker Hughes Incorporated supplies reservoir-centered products, services, and systems to the worldwide oil and gas industry. The company provides products and services for oil and gas exploration, drilling, completion, and production. The company also manufactures and markets a variety of roller cutter bits and fixed cutter diamond bits. Its common stock is traded on the New York Stock Exchange under the symbol “BHI.”

Historical Information of the Common Stock of Baker Hughes Incorporated

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	38.08	26.58
	Second Quarter	42.33	28.73
	Third Quarter	44.01	33.41
	Fourth Quarter	47.67	38.04

2010	First Quarter	51.86	41.24
	Second Quarter	54.18	35.87
	Third Quarter	50.23	37.58
	Fourth Quarter	57.17	42.82

2011	First Quarter	74.16	54.83
	Second Quarter	78.00	67.27
	Third Quarter	79.94	46.16
	Fourth Quarter	60.89	44.47

2012	First Quarter	52.40	40.79
	Second Quarter (through the pricing date)	44.76	40.28

Cameron International Corporation

Cameron International Corporation manufactures oil and gas pressure control equipment, including valves, wellheads, chokes, and assembled systems. The company's equipment is used for oil and gas drilling, production, and transmission in onshore, offshore, and subsea applications. The company also produces gas turbines, centrifugal gas and air compressors, and other products. Its common stock is traded on the New York Stock Exchange under the symbol “CAM.”

Historical Information of the Common Stock of Cameron International Corporation

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	25.43	17.32
	Second Quarter	32.45	22.03
	Third Quarter	39.35	25.57
	Fourth Quarter	42.31	35.92

2010	First Quarter	44.86	36.91
	Second Quarter	47.31	31.89
	Third Quarter	43.89	32.21
	Fourth Quarter	51.36	41.85

2011	First Quarter	62.07	48.68
	Second Quarter	56.89	43.78
	Third Quarter	55.94	41.54
	Fourth Quarter	54.11	40.12

2012	First Quarter	57.31	49.87
	Second Quarter (through the pricing date)	53.56	46.08

The Goldman Sachs Group, Inc.

The Goldman Sachs Group, Inc., a bank holding company, is a global investment banking and securities firm specializing in investment banking, trading and principal investments, asset management and securities services. The company provides services to corporations, financial institutions, governments, and high-net worth individuals. Its common stock is traded on the New York Stock Exchange under the symbol “GS.”

Historical Information of the Common Stock of The Goldman Sachs Group, Inc.

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	112.95	59.20
	Second Quarter	149.47	110.29
	Third Quarter	185.52	138.55
	Fourth Quarter	192.28	160.93

2010	First Quarter	177.90	148.72
	Second Quarter	184.92	131.27
	Third Quarter	156.41	131.08
	Fourth Quarter	171.07	146.57

2011	First Quarter	175.00	154.38
	Second Quarter	162.40	129.26
	Third Quarter	137.60	93.98
	Fourth Quarter	116.40	87.70

2012	First Quarter	128.07	93.42
	Second Quarter (through the pricing date)	124.90	99.77

Goodyear Tire & Rubber Company

The Goodyear Tire & Rubber Company develops, manufactures, distributes, and sells tires for most applications. The company also manufactures and markets several lines of rubber and rubber-related chemicals and provides automotive repair services.The company also retreads truck, aircraft, and heavy equipment tires. The company provides its products and services worldwide. Its common stock is traded on the New York Stock Exchange under the symbol “GT.”

Historical Information of the Common Stock of Goodyear Tire & Rubber Company

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	7.95	3.51
	Second Quarter	13.51	6.49
	Third Quarter	18.32	10.55
	Fourth Quarter	17.81	12.54

2010	First Quarter	15.94	12.50
	Second Quarter	14.65	9.94
	Third Quarter	12.37	9.24
	Fourth Quarter	12.11	9.56

2011	First Quarter	15.45	11.58
	Second Quarter	18.72	14.61
	Third Quarter	17.89	9.39
	Fourth Quarter	14.84	9.37

2012	First Quarter	15.28	11.22
	Second Quarter (through the pricing date)	11.39	10.19

Halliburton Company

Halliburton Company provides energy services and engineering and construction services, as well as manufactures products for the energy industry. The company offers services and products and integrated solutions to customers in the exploration, development, and production of oil and natural gas. Its common stock is traded on the New York Stock Exchange under the symbol “HAL.”

Historical Information of the Common Stock of Halliburton Company

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	21.16	14.78
	Second Quarter	24.33	15.55
	Third Quarter	28.32	18.72
	Fourth Quarter	31.75	25.74

2010	First Quarter	34.60	28.10
	Second Quarter	34.96	21.15
	Third Quarter	33.40	24.98
	Fourth Quarter	41.15	31.40

2011	First Quarter	49.84	38.17
	Second Quarter	51.00	45.33
	Third Quarter	57.27	30.52
	Fourth Quarter	39.13	28.68

2012	First Quarter	38.51	32.48
	Second Quarter (through the pricing date)	35.03	30.58

Silver Wheaton Corporation

Silver Wheaton Corporation purchases and sells by-product silver from operating mines. The company has long term contracts to purchase all or a portion of the silver production from mines in Mexico, Sweden, Peru, Greece and the United States. Its common stock is traded on the New York Stock Exchange under the symbol “SLW.”

Historical Information of the Common Stock of Silver Wheaton Corporation

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	8.58	5.31
	Second Quarter	10.95	7.26
	Third Quarter	13.21	7.44
	Fourth Quarter	17.32	11.96

2010	First Quarter	17.45	13.57
	Second Quarter	21.36	16.22
	Third Quarter	26.99	17.96
	Fourth Quarter	40.84	25.74

2011	First Quarter	45.02	29.24
	Second Quarter	46.91	30.19
	Third Quarter	40.94	29.45
	Fourth Quarter	37.10	27.45

2012	First Quarter	39.90	30.10
	Second Quarter (through the pricing date)	33.68	23.24

Wynn Resorts Limited

Wynn Resorts Limited owns and operates luxury hotels and destination casino resorts in Las Vegas, Nevada and in Macau, China. The resorts features guest rooms and suits, restaurants, golf courses, and on-site luxury automotive dealerships. Its common stock is traded on the Nasdaq Global Select Market under the symbol “WYNN.”

Historical Information of the Common Stock of Wynn Resorts Limited

The following table sets forth the high and low closing prices of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	55.28	15.40
	Second Quarter	49.98	21.55
	Third Quarter	73.25	29.91
	Fourth Quarter	69.91	53.73

2010	First Quarter	77.26	60.76
	Second Quarter	93.15	74.64
	Third Quarter	94.93	74.79
	Fourth Quarter	116.55	87.09

2011	First Quarter	130.81	108.99
	Second Quarter	149.74	129.42
	Third Quarter	165.25	115.08
	Fourth Quarter	139.73	102.20

2012	First Quarter	130.00	106.64
	Second Quarter (through the pricing date)	135.04	106.45

Market Vectors Gold Miners ETF

Market Vectors Gold Miners ETF

The Market Vectors Gold Miners ETF® is an investment portfolio maintained and managed by Market Vectors ETF Trust and advised by Van Eck Associates Corporation. The trust is a registered open-end investment company that consists of numerous separate investment portfolios, including the Market Vectors Gold Miners ETF®. The Market Vectors Gold Miners ETF® is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “GDX.”

The Market Vectors Gold Miners ETF® seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index was developed by the NYSE Amex and is calculated, maintained and published by the NYSE Arca. The NYSE Arca Gold Miners Index is a modified market capitalization-weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved primarily in mining for gold or silver and that are listed for trading on the NYSE, NYSE Arca, or the NASDAQ Stock Market. Only companies with market capitalizations greater than $100 million that have an average daily volume of at least 50,000 shares over the past six months are eligible for inclusion on the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index’s benchmark value was 500.0 at the close of trading on December 20, 2002. As of May 14, 2012, there were 31 gold and silver mining companies included in the Market Vectors Gold Miners ETF®.

The Market Vectors Gold Miners ETF® utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the NYSE Arca Gold Miners Index. The Market Vectors Gold Miners ETF® will invest in all of the securities which comprise the NYSE Arca Gold Miners Index. The Market Vectors Gold Miners ETF® will normally invest at least 95% of its total assets in common stocks that comprise the NYSE Arca Gold Miners Index.

Disclaimer: The Notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The NYSE Arca Gold Miners Index

We have derived all information contained in this pricing supplement regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by the NYSE Arca. Such information reflects the policies of, and is subject to change by, the NYSE Arca. We have not independently verified the accuracy or completeness of such information. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange, the NYSE Amex Stock Exchange or the NASDAQ Global Market. Only companies with a market capitalization of greater than $100 million that have an average daily trading volume of at least 50,000 shares or ADRs over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.

Calculation of the NYSE Arca Gold Miners Index

The NYSE Arca Gold Miners Index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the NYSE Arca Gold Miners Index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares.

At the time of the quarterly rebalance, the component security weights will be modified to conform to the following asset diversification requirements:

(1)	the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;

(2)
the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and

(3)
the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total index value.

The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the NYSE Arca Gold Miners Index’s diversification rules.

Changes to the index composition and/or the component security weights in the NYSE Arca Gold Miners Index are determined and announced prior to taking effect, which typically occurs after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share weight of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition.  NYSE Arca may substitute securities or change the number of securities included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the NYSE Arca Gold Miners Index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

Historical Information of the Shares of The Market Vectors Gold Miners ETF®

The following table sets forth the high and low closing prices of the shares of the Reference Stock from the first quarter of 2009 through the pricing date.

		High ($)	Low ($)
2009	First Quarter	38.57	28.20
	Second Quarter	44.55	30.95
	Third Quarter	48.00	35.14
	Fourth Quarter	54.78	41.87

2010	First Quarter
	Second Quarter	50.17	40.22
	Third Quarter	54.07	46.36
	Fourth Quarter	56.66	47.09

2011	First Quarter	60.79	53.12
	Second Quarter	63.95	51.80
	Third Quarter	66.69	53.75
	Fourth Quarter	63.32	50.07

2012	First Quarter	57.47	48.75
	Second Quarter (through the pricing date)	50.37	39.34

Examples of the Hypothetical Payment at Maturity for a $1,000 Investment in a Note

The following table illustrates the hypothetical payments at maturity on a $1,000 investment in a note, based on a hypothetical Initial Stock Price of $100.00, a hypothetical Trigger Price of $75.00 (75% of the Initial Stock Price), a range of hypothetical Final Stock Prices and the effect on the payment at maturity if (i) the closing market price of the Reference Stock does not fall below the Trigger Price at any time during the Monitoring Period or (ii) the closing market price of the Reference Stock declines below the Trigger Price at any time during the Monitoring Period.

The hypothetical examples shown below are intended to help you understand the terms of the notes.  The actual amount of cash or securities that you will receive at maturity will depend upon the Final Stock Price of the applicable Reference Stock, and whether its closing price was below the applicable Trigger Price on any trading day during the applicable Monitoring Period.

Hypothetical Final Stock Price	Hypothetical Final Stock Price Expressed as a Percentage of the Initial Stock Price	Payment At Maturity
		(i) if the closing market price of the Reference Stock does not fall below the Trigger Price on any day during the Monitoring Period	(ii) if the closing market price of the Reference Stock falls below the Trigger Price on any day during the Monitoring Period	Total Value of payment Received at Maturity*
$150.00	150%	$1,000.00	$1,000.00	$1,000.00
$125.00	125%	$1,000.00	$1,000.00	$1,000.00
$100.00	100%	$1,000.00	$1,000.00	$1,000.00
$90.00	90%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$900.00
$80.00	80%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$800.00
$75.00	75%	$1,000.00	10 shares of the Reference Stock or the Cash Delivery Amount	$750.00
$70.00	70%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$700.00
$50.00	50%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$500.00
$25.00	25%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$250.00
$0.00	0%	N/A	10 shares of the Reference Stock or the Cash Delivery Amount	$0.00

* Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to either shares of the Reference Stock (or, at our election, the Cash Delivery Amount) or the principal amount of your notes in cash. Also note that if you receive the Physical Delivery Amount, the total value of the payment received at maturity shown in the table above includes the value of any fractional shares, which will be paid in cash.  Regardless of the performance of the Reference Stock, or of the payment that you receive at maturity, you will receive the interest payments on the notes.

U.S. Federal Tax Information

The following table sets forth the amount of stated interest on the notes and the portion that will be treated as an interest payment and as payment for the Put Option for U.S. federal income tax purposes.

RevEx Number	Reference Stock Issuer	Interest Rate per Annum	Treated as an Interest Payment	Treated as Payment for the Put Option
0777	Salesforce.com, Inc.	14.00%	0.47%	13.53%
0778	Sohu.com Inc.	15.00%	0.47%	14.53%
0779	Weatherford International Ltd.	12.00%	0.47%	11.53%
0780	United States Steel Corporation	11.00%	0.47%	10.53%
0781	Alcoa Inc.	9.00%	0.73%	8.27%
0782	Apple Inc.	9.00%	0.73%	8.27%
0783	Amazon.com, Inc.	9.00%	0.73%	8.27%
0784	Allegheny Technologies, Inc.	12.00%	0.73%	11.27%
0785	Baker Hughes Incorporated	10.00%	0.73%	9.27%
0786	Cameron International Corporation	9.00%	0.73%	8.27%
0788	The Goldman Sachs Group, Inc.	9.00%	0.73%	8.27%
0789	Goodyear Tire & Rubber Company	11.00%	0.73%	10.27%
0790	Halliburton Company	10.00%	0.73%	9.27%
0793	Silver Wheaton Corporation	14.50%	0.73%	13.77%
0796	Wynn Resorts Limited	9.00%	0.73%	8.27%
0826	Market Vectors Gold Miners	8.03%	0.47%	7.56%

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement dated November 9, 2011 under “Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMO Capital Markets Corp. will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement.  BMO Capital Markets Corp. has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them.  Each such dealer, or further engaged by a dealer to whom BMO Capital Markets Corp. reoffers the notes, will purchase the notes at an agreed discount to the initial offering price.

We own, directly or indirectly, all of the outstanding equity securities of BMO Capital Markets Corp., the agent for this offering. In accordance with FINRA Rule 5121, BMO Capital Markets Corp. may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

You should not construe the offering of any of the notes as a recommendation of the merits of acquiring an investment linked to the applicable Reference Stock (or any other Reference Stock) or as to the suitability of an investment in the notes.